Exhibit 14.1

Code of Ethics for Senior Financial Officers

The honesty, integrity and sound judgment of Hologic’s senior financial officers, which include Hologic’s principal financial officer, principal accounting officer or controller, or other persons performing similar functions (the “Senior Financial Officers”), is fundamental to the financial reporting process and the reputation and success of Hologic and its subsidiaries (collectively, “Hologic”). Hologic’s Chief Executive Officer and Senior Financial Officers hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all stakeholders’ interests are appropriately balanced, protected and preserved. Because of this special role, the Chief Executive Officer and each of the Senior Financial Officers agrees to be bound by this Code of Ethics for Senior Financial Officers and each agrees that he or she will:

1.	Act with honesty and integrity and ethically handle actual or apparent conflicts of interest in personal and professional relationships involving Hologic or its business.

2.	Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that Hologic files with, or submits to, government agencies, including the Securities and Exchange Commission (the “SEC”), and in other public communications.

3.	Comply with applicable laws, rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies, affecting Hologic’s business and its conduct in business matters.

4.	In all matters affecting Hologic’s business and its conduct in business matters, act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his/her independent judgment to be subordinated.

5.	Respect the confidentiality of information acquired in the course of his/her work for Hologic except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of his/her work for Hologic shall not be used for personal advantage.

6.	Proactively promote and be an example of ethical behavior as a responsible partner among peers in Hologic’s working environment.

7.	Achieve responsible use of and control over all Hologic assets and resources employed or entrusted to him/her.

Each of the Senior Financial Officers and the Chief Executive Officer are expected to adhere to this Code of Ethics for Senior Financial Officers and Hologic’s Code of Business Conduct at all times. Any violations of either of these Codes shall be promptly reported in accordance with the procedures set forth in Hologic’s Complaint Procedures for Accounting and Auditing Matters. If any Senior Financial Officer or the Chief Executive Officer is found to be in violation of this Code of Ethics for Senior Financial Officers, such person will be subject to disciplinary action, which may include termination of employment. It is against Hologic policy to retaliate against any employee for good faith reporting of violations of this Code or Hologic’s Code of Business Conduct.

The Board of Directors (or, if permitted under applicable SEC and Nasdaq Marketplace Rules, and so appointed by the Board of Directors, the Audit Committee of the Board of Directors) shall have the sole discretionary authority to approve any amendment to or waiver of this Code of Ethics for Senior Financial Officers. Any such amendment to or waiver of this Code of Ethics for Senior Financial Officers shall be publicly disclosed in the manner specified by SEC rules.